FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For February 2009

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge  CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X          Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated February 2, 2009.
2.	Press release dated February 10, 2009.
3.	Press release dated February 16, 2009.
4.	Press release dated February 16, 2009.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 27, 2009
ARM HOLDINGS PLC.

By: /s/Tim Score
Name: Tim Score
Title: Chief Financial Officer

Item 1

ARM AND QUICKOFFICE PRODUCTS CONFORM TO NEWLY RATIFIED
W3C SVG TINY 1.2 STANDARD

Latest product releases deliver high quality compliance ratings and provide standardized solutions to device manufacturers

CAMBRIDGE, UK AND DALLAS, TEXAS – February 2, 2009  – ARM [(LSE: ARM), (Nasdaq: ARMH)] and Quickoffice, Inc . announce the conformance of the ARM ® Mali™ -SVG-t software engine and Quickoffice Bitflash ® Rich Media Engine 6.7 to the Scalable Vector Graphics (SVG) Tiny 1.2 specification. Ratified by the World Wide Web Consortium (W3C) in December 2008, the SVG Tiny 1.2 specification is an open standard that provides the ability to create a rich array of graphical content, from static images to animations, to interactive Web and mobile applications.

The BitFlash Rich Media Engine 6.7 provides mobile device manufacturers with a superior environment for creating and distributing high-quality multimedia.  The Mali-SVG-t software engine is an optimized version of the BitFlash Rich Media Engine available on ARM processor-based platforms. Created through working closely with Quickoffice, it is optimized to take advantage of the graphics acceleration capabilities of the Mali family of graphics processing units (GPUs). The Mali-SVG-t solution has been licensed to a number of ARM Partners as part of the ARM Mali complete graphics stack of hardware and software, supporting the standards for advanced graphics required by device OEMs.

The powerful SVG Tiny 1.2 feature set enables ARM and Quickoffice customers to create and deliver market-leading graphical user experiences. These can range from mobile TV applications to next-generation graphical user interfaces (GUIs) on a range of consumer electronics devices. The XML-based specification allows for seamless integration with existing Web 2.0 technologies, such as DOM, JavaScript and AJAX. BitFlash 6.7 also allows customers to deliver standard-based technologies that meet mobile operator requirements for SVG Tiny 1.2, OpenVG and JSR 226 and JSR 287.

“ARM is fully committed to open standards and our customers are consistently turning to us to deliver products conformant to the newest mobile specifications,” said Lance Howarth, general manager,

Media Processing Division, ARM. “Our partnership with Quickoffice enables us to deliver the optimized Mali-SVG-t product to our customers, based on the best-in-class, newly-ratified BitFlash Rich Media Engine to allow device manufacturers to design compelling, next-generation GUIs and J2ME applications.”

“We are extremely pleased to provide our customers with the latest release of the standards -based BitFlash Rich Media Engine,” said Gregg Fiddes, vice president of sales and strategic partnerships at Quickoffice. “This product release addresses both the SVG Tiny 1.2 standard and market driven features for mobile devices and digital set-top boxes. Quickoffice has a strong heritage of providing high-quality products to our customers and we look forward to implementing these powerful new features, as we bring the BitFlash 6.7 Rich Media engine to our Partners.”

BitFlash has shipped on over 300 million phones since 2003, as stated in the recent ‘100 Million Club’ report by VisonMobile (www.100millionclub.com), and received the highest overall compliance ratings in a recent test by the W3C’s SVG working group, among the 7 SVG-t players tested. To see the full results of the tests, please visit: http://www.w3.org/Graphics/SVG/1.2/Tiny/ImpReport.html.

To subscribe to an RSS feed of all QuickOffice’s news, please visit http://www.lewiswire.com/us/lewiswire/Quickoffice/c/117 and click subscribe.

About ARM

ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 32-bit RISC microprocessors, graphics processors, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

About Quickoffice, Inc.
Quickoffice® is the world leader in providing mobile office productivity software and solutions for mobile devices. The company’s robust product suite includes its flagship product Quickoffice Premier, Content Transformation Solution (CTS) and Bitflash® Rich Media Engine. Quickoffice Premier is an award-winning application that provides smartphone native viewing and editing of Microsoft® Office documents in over 47 languages and ships as an on device solution on tens of millions smartphone devices annually. CTS is a client / server infrastructure product that offers anytime, anywhere access and high-definition previewing of office documents and other digital content. The Bitflash Rich Media engine is the highest rated SVG-t engine providing rich user experiences on over 300M mobile devices worldwide. Platforms supported by Quickoffice with existing or developing software include Symbian®, Palm ®, Blackberry® and iPhone®. Privately held, Quickoffice Inc. is based in Dallas, Texas with offices in London, England, Ottawa, Canada and St. Petersburg, Russia. More information is available at www.quickoffice.com

ENDS

ARM is a registered trademark of ARM Limited. Mali is a trademark of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries: ARM, Inc.; ARM KK; ARM Korea Ltd.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc., ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; and ARM Norway, AS.

Quickoffice and Bitflash are registered trademarks of Quickoffice, Inc. All other tradenames, trademarks and registered trademarks are the property of their respective owners.

Contact Details:
ARM PRESS OFFICE: +44 208 846 0797

Kersti Klami / Blaise Hammond	Lorna Dunn	Charlene Marini
Racepoint Group Europe	+ 44 1223 400835	+1 408-576-1131
+44 (208) 752 3216 / 3203	lorna.dunn@arm.com	charlene.marini@arm.com
kersti.klami@racepointgroup.com
blaise.hammond@racepointgroup.com

Press Contact for Quickoffice:
Katie Eakins / Amy Robinson
LEWIS PR for Quickoffice
619-677-2700
quickoffice@lewispr.com

#  #  #

Item 2

ARM EXTENDS ITS LEADERSHIP IN MEDIA PROCESSING WITH ACQUISITION
 OF VIDEO TECHNOLOGY COMPANY

ARM now has a complete suite of media acceleration technologies that meets market demand for low-power solutions with high performance video functionality

CAMBRIDGE, UK – Feb. 10, 2009 – ARM [(LSE: ARM); (Nasdaq: ARMH)] today announced that it has acquired Logipard AB, a leading Sweden-based video IP company.  The privately-owned designer of power-efficient video encode and decode acceleration technologies for the mobile and consumer markets is the leading provider of video IP to one of the world’s leading mobile technology suppliers for platforms used by LG Electronics and two other leading mobile handset OEMs.  The Logipard video IP has shipped in more than 30 million mobile phone units to date. The acquisition enables ARM to bring to market the ARM® Mali™-VE multi standard video engine family of products.

The acquisition adds world class video and imaging technology to the ARM portfolio, making ARM the only IP provider with the in-depth experience and understanding required to meet the market need for an entire range of system elements, from memory controllers, interconnect, application and embedded processors to graphics processors, video engines, physical IP and embedded firmware.

The highly flexible and scalable Mali-VE architecture offers the optimum combination of high performance, efficient die size, programmability and low power consumption, making it ideal for mobile solutions and converged consumer applications.  The ARM Mali-VE family supports the majority of the leading video codec formats and provides peerless encode and decode codec capabilities for image resolutions from QCIF up to High Definition (1080p) as used in the latest high quality camcorders, digital televisions and Blu-ray players.

The small silicon area and efficient memory bandwidth solution results in low-power consumption operation, whilst the programmable and scalable architecture enables flexible support for multiple video image formats, both now and in the future. The solution is fully compliant to the ARM AMBA® interconnect standard and operates autonomously, thereby minimizing the load on the host CPU. The Mali-VE3 video engine is available today supporting resolutions up to D1 whilst the high definition 1080p Mali-VE6 solution will be available in the second half of 2009.

“Video acceleration and processing technologies have become critical for the development of many consumer electronics products, complementing the ARM Cortex™ CPU and ARM Mali GPU IP already incorporated into many high- performance mobile devices,” said Lance Howarth, VP and GM, Media Processing Division, ARM. “Through the adoption of Mali-VE technology, ARM Partners will be able to complement their use of ARM graphics and CPU IP to deliver more efficient system-on-chip (SoC) solutions, whilst reducing risk and accelerating time-to-market.”

“This is a natural next step for Logipard and we look forward to taking the technology to the next level under the ARM brand.  Under the guidance of ARM, the world’s leading IP company, we believe we can establish our products as the technology of choice for video coding within mobile devices,” said Linus Wiebe, CEO, Logipard.

The Mali-VE technology offers full encode support for H.264 at baseline and main profiles, H.263 and MPEG-4SP, making it suitable for a wide range of end user devices such as mobile phones, portable media players and camcorders.  In addition, the flexible architecture enables decoding of High Profile H.264 and all profiles of VC-1 as well as MPEG-2, as required by Internet enabled devices for browsing video content such as YouTube.  The programmable nature of the architecture also allows for future standards and new codec tools to be implemented using firmware upgrade only, significantly improving time to market to support new standards in existing designs.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 32-bit RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM and AMBA are registered trademarks of ARM Limited. Cortex and Mali are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries: ARM, Inc.; ARM KK; ARM Korea Ltd.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway, AS; and ARM Sweden AB.

Contact Details:

ARM PRESS OFFICE: +44 208 846 0797

Kersti Klami / Blaise Hammond	Lorna Dunn	Charlene Marini
Racepoint Group Europe	+ 44 1223 400835	+1 408-576-1131
+44 (208) 752 3216 / 3203	lorna.dunn@arm.com	charlene.marini@arm.com
kersti.klami@racepointgroup.com
blaise.hammond@racepointgroup.com

Item 3

ARM EXTENDS PERFORMANCE, SIZE AND POWER EFFICIENCY LEADERSHIP
WITH THE FIRST CORTEX PROCESSOR ON 32nm PROCESS

32nm process based on high-k metal gate (HKMG) technology from the IBM-led joint development alliance

CAMBRIDGE, UK – Feb. 16, 2009 – ARM [(LSE: ARM); (Nasdaq: ARMH)] today announced that the world’s first ARM processor produced on 32nm High-K Metal Gate (HKMG) process technology will be shown at Mobile World Congress, Barcelona.  It is the  first ever 32nm Cortex™ family processor core, built with ARM Physical IP, on a test chip from the IBM Common Platform in its 32nm High-K metal gate (HKMG) process. This achievement will support ARM® semiconductor Partners in developing the market’s most competitive power, performance and area benefits alongside quicker time-to-market for product releases. ARM Partners will have access to the technology in 2009, with full production release in early 2010.

ARM is developing customized Physical IP targeted at achieving optimal power, performance and area for current and future Cortex processors, utilizing the unique attributes of the Common Platform 32/28nm HKMG technology. The 32nm chip demonstrates ARM’s commitment to early engagement with advanced processes, paving the way for ARM Partners to rapidly deploy products incorporating ARM technology on 32nm/28nm.

This development follows nine months of collaboration between ARM and the Common Platform. The successful test chip demonstrates that the critical technologies are proven and is an important stepping stone towards implementing the Cortex-A9 and future processors at advanced process nodes.

“This silicon proof is a key step in our roadmap to demonstrate the technical synergy between leading ARM processors, ARM Physical IP and the Common Platform process technology that delivers best-in-class performance, lowest power consumption and rapid time-to-market,” said Ian Drew, EVP Marketing, ARM. “It also shows that we are fully committed to affording our Partners the earliest possible opportunity to deploy ARM technology, in particular the Cortex-A9 processor and future processors, on the 32/28nm process.”

The chip comprises an ARM Cortex family processor implemented with ARM Physical IP prototype libraries as well as diverse test structures targeted at validating key technologies. ARM will develop and license an IP design platform including logic, memory and interface products, providing the opportunity for ARM and the IBM Common Platform to optimize products, reduce risk and improve time-to-market.

 “Our collaboration on advanced 32/28nm process technology with ARM will ensure rapid deployment of this best-in-class technology for our customers,” said Dr. Seung-Ho Hwang, Sr. VP of Infrastructure Design at Samsung Electronics. “We are committed to producing next-generation products with advanced, attractive features and longer battery life. ARM technology will help drive Samsung’s product development of innovative, energy-efficient, high-performance products now and in the future.”

See the test chip at Mobile World Congress 16-19 February 2009
The 32nm Cortex test chip will be available to view on the ARM stand in Hall 1, booth 1C01.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 32-bit RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM is a registered trademark of ARM Limited. Cortex is a trademark of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries: ARM, Inc.; ARM KK; ARM Korea Ltd.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway, AS; and ARM Sweden AB.

Contact Details:

Racepoint Group Europe	ARM
Kersti Klami/Blaise Hammond	Michelle Spencer
+44 (208) 752 3216 / 3203	+ 44 1628 427780
+44 7788 107966
michelle.spencer@arm.com
kersti.klami@racepointgroup.com
blaise.hammond@racepointgroup.com

Item 4

ARM NEON TECHNOLOGY TO HELP ENABLE DEPLOYMENT OF DOLBY
MOBILE TECHNOLOGY

Dolby Mobile to provide high-performance audio processing in a highly-efficient manner on smartphones powered by NEON technology

CAMBRIDGE, UK – Feb. 16, 2009 – ARM [(LSE: ARM); (Nasdaq: ARMH)] today announced at the Mobile World Congress, Barcelona, that Dolby® Mobile from Dolby Laboratories, Inc. (NYSE: DLB), which enhances the listening experience on mobile phones and portable media players, is now available with ARM® NEON™ technology. The combination of Dolby Mobile and NEON technologies enables manufacturers to offer a premium-quality listening experience over headphones on mobile devices, while efficiently maximizing battery life.

Consumers demand full functionality and a high-quality multimedia experience on their smartphones. Supported by the ARM Connected Community™, the industry’s largest network of Partners, NEON technology is designed to enable multimedia applications such as Dolby Mobile to be deployed easily across ARM Cortex™ processor-based products, with maximum efficiency, offering a premium-quality multimedia experience on mobile devices.

NEON technology is a 128-bit SIMD (Single Instruction, Multiple Data) architecture extension for the ARM Cortex-A series family of processors. It is becoming widely acknowledged as the leading processor in multimedia applications ranging from smartphones and mobile computing devices to HDTV. It has been designed to simplify software migration across platforms and provide low power and flexible acceleration for intensive multimedia applications such as Dolby Mobile.

Coupled with Cortex-A8 and Cortex-A9 processors, NEON technology has been widely adopted by leading companies. A growing set of organizations are actively engaged in engineering their IP with NEON technology, or offering software optimized for NEON technology, forming part of the NEON ecosystem. This ecosystem comprises leading silicon vendors such as Broadcom Corporation, Freescale Semiconductor, Matsushita, NEC, NVIDIA, Panasonic, PMC-Sierra, Samsung Electronics, STMicroelectronics, Texas Instruments and Toshiba America Electronic

Components, who have all licensed Cortex processors where NEON technology is an option. Additionally, hardware design Partners that create development and evaluation boards based on these ARM processors and multimedia codec vendors continue to optimize their codecs for NEON technology.

“With the advent of powerful processors, larger color displays, greater storage capacity and expanded wireless connectivity, mobile devices are becoming increasingly complex. NEON technology simplifies the implementation of multimedia applications such as Dolby Mobile across ARM Cortex processor-based mobile devices,” said Ian Drew, EVP Marketing, ARM. “NEON technology is having an enormous impact on the enhancement of quality multimedia applications on today’s smartphones.”

“Today’s consumers are increasingly discerning, demanding premium-quality sound on their mobile devices. Dolby Mobile has been designed to meet this demand, bringing Dolby’s expertise in high-quality audio to the mobile domain,” said Rolf Schmitz, marketing director, Mobile, Dolby Laboratories. “NEON technology and Dolby Mobile represent a compelling package for manufacturers, who can now more easily provide their customers with integrated, high-quality surround sound.”

Demonstration at Mobile World Congress, 16–19 February 2009
Demonstrations of Dolby Mobile on ARM NEON technology will be available at the ARM stand (booth # 1C01). For a comprehensive demonstration of Dolby Mobile and related technologies visit the Dolby stand (booth # 7C51).

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 32-bit RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM is a registered trademark of ARM Limited. Connected Community, Cortex and NEON are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries: ARM, Inc.; ARM KK; ARM Korea Ltd.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway, AS.

Contact Details:

ARM
Michelle Spencer
+44 1628 427780
+44 7788 1079066
michelle.spencer@arm.com

Racepoint Group Europe
Kersti Klami/Blaise Hammond
+44 (208) 752 3216 / 3203
kersti.klami@racepointgroup.com
blaise.hammond@racepointgroup.com